Exhibit 99.1

i-80 Gold Announces High-Grade Results from Drilling at Ruby Hill

Blackjack Zone - 19.1 % Zn, 0.4 g/t Au & 29.2 g/t Ag over 30.4 m
East Hilltop Zone - 20.8 % Zn & 15.0 g/t Ag over 11.6 m and 235.5 g/t Ag, 5.7 % Pb, & 7.0 % Zn over 14.0 m

RENO, Nev., Aug. 24, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to report additional positive results from exploration drilling at the Company's 100%-owned Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada. The 2023 program continues to expand high-grade polymetallic mineralization in multiple zones and has resulted in new discoveries.

While awaiting approvals (now received) for additional land disturbance permitting the Company to construct road and drill pads for the expansion of the exploration program along the Hilltop Corridor, drilling has been focused on the Blackjack deposit and also the East Hilltop Zones. These zones were discovered late in the 2022 program (East Hilltop skarn) and early in 2023 (East Hilltop CRD). Drilling in 2023 has intersected high-grade mineralization in multiple target areas including in step-out drilling where mineralization remains wide open for expansion. Table 1 provides a summary of recent drill results and recent highlight results include:

•	Blackjack Zone
•	19.1 % Zn, 0.4 g/t Au & 29.2 g/t Ag over 30.4 m (iRH23-18A)
•	17.8 % Zn, 0.9 g/t Au & 59.8 g/t Ag over 16.4 m (iRH23-29)
•	East Hilltop Skarn
•	12.5 % Zn & 5.7 g/t Ag over 5.0 m (iRH23-16)
•	12.8 % Zn & 4.6 g/t Ag over 10.7 m (iRH23-16A)
•	11.6 % Zn & 5.8 g/t Ag over 6.1 m AND 14.7 % Zn & 3.7 g/t Ag over 4.6 m (iRH23-27)
•	20.8 % Zn & 15.0 g/t Ag over 11.6 m (iRH23-30)
•	East Hilltop CRD (iRH23-26)
•	6.8 % Zn, 3.6 % Pb, 0.9 g/t Au & 136.3 g/t Ag over 9.1 m AND
•	10.4 % Zn, 7.1 % Pb, 0.6 g/t Au & 257.2 g/t Ag over 4.6 m AND
•	7.4 % Zn, 7.3 % Pb, 1.0 g/t Au & 323.5 g/t Ag over 6.1 m
•	Gold Mineralized Zones
•	45.4 g/t Au & 50.2 g/t Ag over 17.5 m (iRH23-18A) - Tyche Discovery
•	Recent drilling has intersected CRD mineralization proximal to Blackjack (assays pending)

"Drilling at Ruby Hill continues to return results that confirm the Property's capability to be a flagship asset for i-80 with high-grade polymetallic base metal mineralization occurring immediately adjacent to the high-grade Ruby Deeps gold deposit.", stated Tyler Hill, Chief Geologist of i-80. "Our drill program demonstrates significant potential to expand mineralization with all zones open for expansion and multiple high-priority anomalies identified from geophysical surveys remain untested."

In addition to drilling, geophysical surveys are being completed to cover the Hilltop Corridor to the FAD deposit that was acquired earlier in the year with the takeover of Paycore Minerals. Multiple anomalies have been identified for follow-up exploration.

Drill Program

In mid-2022, the Upper Hilltop Zone was discovered with an intercept of 515.3 g/t Ag, 28.9 % Pb, 10.5 % Zn and 0.9 g/t Au over 28.3 m in hole iRH22-43 (see press release dated August 30, 2022). This led to the definition of multiple polymetallic CRD and skarn zones to the south of the Blackjack deposit, on the south side of the Archimedes pit, situated along the Hilltop fault structure. Mineralization has now been defined over a strike length of approximately 750 metres including the Upper, Lower and East Hilltop Zones (see Figures 1 & 2). Current drilling is focused on the Blackjack and East Hilltop Zones until new drill set-ups are constructed for delineation and expansion drilling and to resume definition of the Upper Hilltop Zone.

Blackjack Zone - The Blackjack deposit was identified by previous owners, Homestake and Barrick, immediately under the Archimedes pit when poly-metallic skarn mineralization was discovered below the Archimedes pit (see Figure 1). Due to its location beneath an inaccessible area in the pit, the Company is utilizing directional core drilling to upgrade Blackjack to resource status.

Step-out drill hole iRH23-18A extends mineralization to the south with the most impressive skarn intercept received to date since i-80 commenced drilling at Ruby Hill. New intercepts from the 2023 drill program include:

•	iRH23-18A - 19.4 % Zn, 29.2 g/t Ag and 0.4 g/t Au over 30.4 m
•	iRH23-29 - 17.8 % Zn, 59.8 g/t Ag and 0.9 g/t Au over 16.4 m

Recent drilling in the Blackjack Zone has also identified CRD mineralization in drilling in the upper central portion of the deposit (assays pending). The Blackjack deposit occurs to the west of the Graveyard Flats intrusive and is underlain by Carlin-type gold mineralization (Lower Jack), neither of which are part of the current mineral resource at Ruby Hill.

East Hilltop Skarn - Late in the 2022 drilling program, high-grade skarn mineralization was discovered in the East Hilltop target area with an intercept of 12.3 % Zn over 39.6 m (see press release dated Dec. 19, 2022, and Fig. 1). This mineralization is located to the south of, and in a near-identical geological setting as the Blackjack deposit. Follow-up drilling continues to expand skarn mineralization at East Hilltop and has also discovered high-grade CRD mineralization. New intercepts in the East Hilltop skarn zone include:

•	iRH23-16 - 12.5 % Zn & 5.7 g/t Ag over 5.0 m - hole lost prior to main zone
•	iRH23-16A - 12.8 % Zn & 4.6 g/t Ag over 10.7 m - wedge hole - main zone
•	iRH23-27 - 11.6 % Zn & 5.8 g/t Ag over 6.1 m AND 14.7 % Zn & 3.7 g/t Ag over 4.6 m
•	iRH23-30 - 20.8 % Zn & 15.0 g/t Ag over 11.6 m

East Hilltop CRD - Early in the 2023 drill program, high-grade CRD mineralization was discovered to the east of the Upper Hilltop Zone and proximal to the East Hilltop Skarn Zone with an intercept of 9.7 % Zn, 10.0 % Pb and 226.1 g/t Ag over 8.4 m in hole iRH23-10 (see press release dated April 25, 2023 and Figure 1). New hole iRH23-26 was drilled to follow-up the initial discovery, returning high-grade mineralization, and ongoing drilling continues to expand CRD mineralization at East Hilltop with assays pending. Hole iRH23-26 intersected multiple zones of mineralization including:

•	6.8 % Zn, 3.6 % Pb, 0.9 g/t Au & 136.3 g/t Ag over 9.1 m
•	10.4 % Zn, 7.1 % Pb, 0.6 g/t Au & 257.2 g/t Ag over 4.6 m
•	7.4 % Zn, 7.3 % Pb, 1.0 g/t Au & 323.5 g/t Ag over 6.1 m

Tyche Zone - High-grade gold-sulphide mineralization was discovered during the current program in a previously untested area along the contact of the Graveyard Flats intrusive (stock). Exceptional high-grade gold mineralization assaying 45.4 g/t Au and 50.2 g/t Ag over 17.5 m was intersected in drill hole iRH23-18A (see press release dated August 2, 2023 and Figure 1). Once new drill set-ups are constructed, the Company plans to complete additional follow-up drilling to better assess the potential of this high-grade target.

FAD Zone - Drilling is also underway at the FAD deposit which was secured through the acquisition of Paycore Minerals earlier in 2023. Delineation and expansion drilling is being completed in advance of a revised resource estimate. Drilling completed to-date has returned multiple intervals of visually impressive massive sulphide mineralization (assays pending) that compliment previous drilling completed by Paycore that demonstrate significant potential to expand mineralization in the East Lobe, which continues to remain open for expansion. Paycore drilling returned intercepts of 8.0 g/t Au, 79.0 g/t Ag, 10.0 % Zn & 1.0 % Pb over 27.4 m in hole PC22-10, 7.1 g/t Au, 376.0 g/t Ag, 6.3 % Zn & 10.3 % Pb over 14.8 m in hole PC22-08 and 1.1 g/t Au, 155.0 g/t Ag, 22.0 % Zn & 1.5 % Pb over 12.5 m in hole PC22-07.

TL Target (Exploration) - While awaiting approvals to expand the drill program onto the BLM lands, eight of the listed holes were drilled to test for potential mineralization in the vicinity of the historic TL Mine. These holes generally intersected narrower widths of modest grade CRD mineralization with highlight intercepts of 0.3 g/t Au, 236.0 g/t Ag, 0.7 % Zn and 5.7 % Pb over 3.1 m (iRH23-13) and 8.5 g/t Au, 85.5 g/t Ag, 0.9 % Zn and 7.3 % Pb over 3.0 m (iRH23-21).

Figure 1 - Hilltop and Blackjack Surface Plan (CNW Group/i-80 Gold Corp)

Figure 2 - Cross Section Hilltop Target (CNW Group/i-80 Gold Corp)

-Geophysical Surveys

Previous geophysical surveys (MT, gravity and magnetic) have identified several highly perspective anomalies that are believed to have the potential to represent additional massive sulfide targets including the Spring Valley and Deep Blue anomalies. Several of these surveys stopped at the south side of the Archimedes pit and are now being extended to cover the southern extension and the recently acquired FAD Property including the largely untested Hilltop Corridor.

The Hilltop Corridor is a 1.5 km long, alluvial covered, trend immediately south of the Archimedes pit. It is believed to be host to multiple feeder fault structures and is largely untested by previous drilling owing to the alluvial cover. The identification of a major northwest striking fault structure that is closely associated with the discovery of the Hilltop Zones confirms the Company's geological teams' model that the Ruby Hill Property could be host to multiple types of mineralization and several large-scale deposits.

Table 1 - Highlight New Assay Results from Ruby Hill
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
iRH23-11	Blackjack	Core	NSI
iRH23-12	Exploration	RC	NSI
iRH23-13	TL	RC	160.0	164.6	4.6	0.6		76.3	3.6	3.0
and	TL	RC	172.2	173.3	3.1	0.3		236.0	5.7	0.7
iRH23-14	Exploration	RC	242.3	257.6	15.2	0.6		40.5	-	-
iRH23-15	East Hilltop	Core	NSI
iRH23-16	East Hilltop	Core	296.8	298.4	1.6	-		4.0	-	9.1
and	East Hilltop	Core	303.2	308.2	5.0	-		5.7	-	12.5
and	East Hilltop	Core	311.9	313.8	1.9	-		4.0	-	10.5
iRH23-16A	East Hilltop	Core	410.0	420.6	10.7	-		4.6	-	12.8
iRH23-17	Upper Hilltop	Core	230.2	232.6	2.3	0.9		50.1	0.3	1.2
iRH23-18	Blackjack	RC	Hole abandoned at 172 m
iRH23-18A	Tyche	Core	551.8	569.3	17.5	45.4		50.2	-	-
and	Blackjack	Core	592.2	622.6	3.0	0.8		25.5	-	10.7
and	Blackjack	Core	592.2	622.6	30.4	0.4		29.2	0.2	19.1
iRH23-19	TL	RC	187.5	208.8	21.3	1.1		74.6	0.4	-
iRH23-20	TL	RC	88.4	91.4	3.0	1.1		192.0	1.9	0.4
iRH23-21	TL	RC	330.7	333.8	3.0	8.5		85.5	7.3	0.9
iRH23-22	TL	RC	187.5	193.5	6.1	1.1		121.5	3.0	0.3
iRH23-23	TL Exploration	RC	NSI
iRH23-24	East Hilltop	Core	305.1	311.5	6.4	-		3.0	-	5.1
iRH23-25	TL Exploration	RC	NSI
iRH23-26	East Hilltop	Core	265.9	272.0	6.2	3.5		150.6	3.8	1.4
and	East Hilltop	Core	278.3	287.4	9.1	0.9		136.3	3.6	6.8
and	East Hilltop	Core	320.7	334.7	14.0	0.7		235.5	5.7	7.0
including	East Hilltop	Core	320.7	325.5	4.8	0.6		257.2	7.1	10.4
and incl.	East Hilltop	Core	328.6	334.7	6.1	1.0		323.5	7.3	7.4
iRH23-27	East Hilltop	Core	341.1	348.7	4.6	-		1.8	-	6.7
and	East Hilltop	Core	351.7	354.8	3.0	-		2.5	-	7.6
and	East Hilltop	Core	359.4	365.5	6.1	-		5.8	-	11.6
and	East Hilltop	Core	438.6	443.2	4.6	-		3.7	-	14.7
iRH23-28	TL	RC	199.6	201.2	1.5	0.1		12.0	0.3	4.9
iRH23-29	Blackjack	Core	597.4	613.8	16.4	0.9		59.8	0.8	17.8
and	Blackjack	Core	660.6	664.4	3.8	0.1		8.8	0.1	10.3
iRH23-30	East Hilltop	Core	419.6	421.9	2.3	-		14.6	-	17.6
and	East Hilltop	Core	437.5	449.1	11.6	-		15.0	-	20.8
* True widths estimated at 70-90%. Numbers may not add due to rounding.

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iRH23-11	587344	4375328	1979	047	-52
	iRH23-12	585534	4376118	1934	072	-62
	iRH23-13	586789	4374862	1999	013	-81
	iRH23-14	586061	4376210	1936	093	-70
	iRH23-15	587525	4375145	1994	067	-73
	iRH23-16&(A)	587526	4375147	1995	094	-59
	iRH23-17	587385	4375282	1986	034	-77
	iRH23-18	588152	4375782	1962	235	-48
	iRH23-18A	588154	4375786	1962	231	-48
	iRH23-19	586709	4374949	2000	076	-71
	iRH23-20	586874	4374812	1993	251	-70
	iRH23-21	586708	4374947	2000	260	-75
	iRH23-22	586642	4374882	1996	103	-46
	iRH23-23	587028	4374585	2009	081	-70
	iRH23-24	587521	4375183	1994	094	-64
	iRH23-25	587163	4374796	2010	266	-59
	iRH23-26	587519	4375185	1994	089	-70
	iRH23-27	587523	4375185	1994	094	-59
	iRH23-28	586717	4374948	1999	120	-64
	iRH23-29	588154	4375787	1962	243	-49
	iRH23-30	587525	4375150	1994	106	-57

The Eureka (Ruby Hill) Mining District has a history of high-grade polymetallic CRD production that began in the 1860's and spanned a period of more than one hundred years. Historic mined grades rank amongst the highest for any CRD district in the world. Since the 1960's, the CRD potential of the Eureka District has been largely overlooked in favour of exploration for Carlin-type gold deposits and the Company considers the opportunity to be substantial. The Ruby Hill Property is one of the Company's primary assets and is host to the core processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including an idle leach plant, an active heap leach facility, and is host to multiple gold, gold-silver and polymetallic (base metal) deposits.

Multiple types of mineralization have been identified in the Hilltop Corridor including skarn (Blackjack), CRD (Hilltop/historic mines), distal disseminated Au-Ag (Mineral Point), Carlin-type gold (Ruby Deeps/428/Lower Jack) and more recently gold-sulphide (Tyche).

The Company has submitted for approval its plan to develop an underground mine at Ruby Hill with mineralization accessed via a ramp from the Archimedes open pit. Work is also progressing for the completion of updated mineral resource estimates (gold and polymetallic zones) and an initial economic study for the gold zones (only).

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to American Assay Laboratories (AAL) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through AAL and are run through standard prep methods and analyzed using FA-PB30-ICP (Au; 30g fire assay) and IO-4AB32 (35 element suite; 0.5g 4-acid ICP-OES+MS). Select high-grade gold samples were also completed with metallic screen fire assays using G-FASFAu11. AAL undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 24-AUG-23